EXHIBIT 2

SCHEDULE A

Transaction Date	Nature of Transaction	Quantity	Weighted Average Price Per Share*	Price Range
				Minimum	Maximum
May 8, 2025	Open Market Sale	74,525	$1.7722	$1.73	$1.855
May 9, 2025	Open Market Sale	52,932	$1.8487	$1.80	$1.91
May 12, 2025	Open Market Sale	46,857	$1.9074	$1.87	$1.98
May 13, 2025	Open Market Sale	38,069	$1.8973	$1.87	$1.94
May 14, 2025	Open Market Sale	69,226	$1.9403	$1.89	$2.00
May 15, 2025	Open Market Sale	22,184	$1.8859	$1.81	$1.92

*The Reporting Persons undertake to provide to the SEC staff, upon request, full information regarding the number of shares purchased at each price within the ranges set forth in the table above.